UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-42579

LIANHE SOWELL INTERNATIONAL GROUP LTD
(Exact name of registrant as specified in its charter)

15th Floor, Sannuo Smart Building,

No. 3388 Binhai Ave, Binhai Community,

Nanshan District, Shenzhen, China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F ☐

Announcement of Extraordinary General Meeting Result

Lianhe Sowell International Group Ltd., a Cayman Islands company (the “Company”), held an extraordinary general meeting (the “Meeting”) of shareholders on May 28, 2026, at 10:00pm Eastern Time (or May 29, 2026, at 10:00am Beijing time), in a hybrid-meeting format. In-person participants will be able to attend the Meeting at 15th Floor, Sannuo Smart Building, No. 3388 Binhai Ave, Binhai Community, Nanshan District, Shenzhen, China, and virtually by teleconference. Holders of a total of 22,953,066 ordinary shares out of a total of 55,000,000 ordinary shares issued and outstanding and entitled to vote at the Meeting have voted. Therefore, a quorum of more than a majority of the shares outstanding and entitled to vote at the Meeting as of the record date of May 7, 2026 was reached. The final voting results for each matter submitted to a vote of shareholders at the Meeting are as follows:

1. First Share Consolidation

At the Meeting, the vote was as follows to approve by way of an ordinary resolution, that:

(1)	with effect as of the date of this resolution:

(a)	the authorised, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated by consolidating:

(i)	every 16 Class A Ordinary Shares with a par value of US$0.0001 each into one Class A Ordinary Share with a par value of US$0.0016 each; and

(ii)	every 16 Class B Ordinary Shares with a par value of US$0.0001 each into one Class B ordinary Share with a par value of US$0.0016 each,

with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “First Share Consolidation”, together with the Future Share Consolidations, the “Share Consolidations”);

(b)	as a result of the First Share Consolidation, the authorised share capital of the Company be amended from US$50,000.00 divided into 450,000,000 Class A Ordinary Shares with a par value of US$0.0001 each and 50,000,000 Class B Ordinary Shares with a par value of US$0.0001 each to US$50,000.00 divided into 28,125,000 Class A Ordinary Shares with a par value of US$0.0016 each and 3,125,000 Class B Ordinary Shares with a par value of US$0.0016 each; and

(c)	no fractional Shares be issued in connection with the First Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the First Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(2)	any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the First Share Consolidation, if and when deemed advisable by the Board in its sole discretion.

FOR	AGAINST	ABSTAIN
260,027,940	525,126	0

2. Share Capital Increase

At the Meeting, the vote to approve by way of an ordinary resolution, that subject to and immediately following the First Share Consolidation being approved by shareholders and effected, the Company’s authorised share capital be increased from US$50,000.00 divided into 28,125,000 Class A Ordinary Shares with a par value of US$0.0016 each and 3,125,000 Class B Ordinary Shares with a par value of US$0.0016 each to US$80,000,000 divided into 45,000,000,000 Class A Ordinary Shares with a par value of US$0.0016 each and 5,000,000,000 Class B Ordinary Shares with a par value of US$0.0016 each, was as follows:

FOR	AGAINST	ABSTAIN
260,028,135	524,906	25

3. A&R M&A

At the Meeting, the vote to approve by way of a special resolution, that subject to and immediately following the First Share Consolidation and the Share Capital Increase being effected, the Company adopting an amended and restated Memorandum and Articles of Association (the “A&R M&A”) in the form as set forth in Annex A in substitution for, and to the exclusion of, the Company’s existing Memorandum and Articles of Association, to reflect the First Share Consolidation and the Share Capital Increase, was as follows:

FOR	AGAINST	ABSTAIN
260,540,191	12,696	179

Upon the approval of this proposal, the Company intends to file the A&R M&A with the Cayman Islands Register of Companies on May 29, 2026.

4. Future Share Consolidations

At the Meeting, the vote was as follows to approve by way of an ordinary resolution, that

a.	conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”):

(i)	all of the authorised, issued, and outstanding shares of the Company (collectively, the “Future Shares”) be consolidated, at any one time or multiple times during a period of up to two (2) years of the date of the Meeting, at the exact consolidation ratio and effective time as Board may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) (together, the “Future Share Consolidations”, and each a “Future Share Consolidation”) shall not be less than 2:1 nor greater than 250:1, with such consolidated Future Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Future Shares of such class as set out in the Company’s memorandum and articles of association;

(ii)	no fractional Future Shares be issued in connection with the Future Share Consolidation(s) and, in the event that a shareholder would otherwise be entitled to receive a fractional Future Share upon the Future Share Consolidation(s), the total number of Future Shares to be received by such shareholder be rounded up to the next whole Future Share;

(iii)	any change to the Company’s authorised share capital in connection with, and as necessary to effect, the Future Share Consolidation(s) be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

b.	any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Future Share Consolidation(s), if and when deemed advisable by the Board in its sole discretion.

FOR	AGAINST	ABSTAIN
260,027,937	525,126	3

5. Future M&A Amendment

At the Meeting, the vote to approve by way of a special resolution, that subject to and immediately following a Future Share Consolidation being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the entire exclusion of, the Company’s then existing memorandum and articles of association, to reflect the relevant Future Share Consolidation (the “Future M&A Amendment”), was as follows:

FOR	AGAINST	ABSTAIN
260,540,194	12,696	176

On May 29, 2026, the Company issued a press release announcing the result of the Meeting.

A copy of this press release is attached hereto as Exhibit 99.1.

Exhibits

Exhibit No.	Description
1.1	Third Amended and Restated Memorandum and Articles of Association.
99.1	Press Release, dated May 29, 2026.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lianhe Sowell International Group Ltd

Date: June 2, 2026	By:	/s/ Yue Zhu
Yue Zhu Chief Executive Officer

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